Exhibit 99.2
TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2018 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Sunday, January 20, 2019 at 11:00 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth, Izhak Tamir and Dr. Dror Melamed to our Board of Directors;

(2)	election of Dr. Rami Skaliter and Dr. Shlomzion Shen as external directors for a period of three years;

(3)	approval of a grant of options to four of our directors;

(4)	approval of an amendment to the compensation terms of our Chief Executive Officer;

(5)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(6)	consideration of our financial statements.

Shareholders of record on December 14, 2018 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  December 13, 2018

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

                This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2018 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual Meeting of Shareholders.  The Meeting will be held on Sunday, January 20, 2019 at 11:00 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth, Izhak Tamir and Dr. Dror Melamed to our Board of Directors;

(2)	election of Dr. Rami Skaliter and Dr. Shlomzion Shen as external directors for a period of three years;

(3)	approval of a grant of options to four of directors;

(4)	approval of an amendment to the compensation terms of our Chief Executive Officer;

(5)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(6)	consideration of our financial statements.

              We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

                A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

                Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on December 14, 2018 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is ten days before the date of the Meeting.

                On November 30, 2018, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

                The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 31, 2018 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861Ordinary Shares outstanding on November 30, 2018.
(2)	Includes 2,290,667 shares issuable upon the exercise of options, at a price of $1.01 per share, that are vested as of November 30, 2018 or 60 days thereafter.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed on February 5, 2013. Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.

COMPENSATION OF OFFICE HOLDERS

     For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our annual report on Form 20-F for the year ended December 31, 2017.

Item 1 – Election of Directors

                Our non-external directors are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Izhak Tamir and Eric Paneth and to elect Dr. Dror Melamed to our Board of Directors. If elected, Mr. Tamir, our Chairman of the Board, will continue to be paid an annual fee of NIS 37,000 (approximately $10,000) and a meeting participation fee of NIS 2,400 (approximately $650), Mr. Paneth will continue to be paid an annual fee of NIS 27,080 (approximately $7,300) and a meeting participation fee of NIS 1,722 (approximately $466) and Dr. Melamed will be paid an annual fee of NIS 57,000 (approximately $15,400) and a meeting participation fee of NIS 2,009 (approximately $540). In addition to the cash compensation described above, Mr. Paneth and Dr. Melamed will also receive the equity compensation described in Item 3 below (if such Item is approved). The directors also will be covered by the Company's D&O liability insurance policy and D&O indemnification and exemptions agreements in the form approved in the past by our shareholders. The cash fees of Mr. Paneth and Dr. Melamed are subject to adjustments in the Israeli consumer price index from the time initially approved.

                A brief biography of each nominee is set forth below:

                Izhak Tamir. Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. (“Orckit”) in 1990 and served as President and a Director until 2014 and as Chief Executive Officer from 2012 until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

                Eric Paneth. Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  He co-founded Orckit in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

                In June 2014, a liquidator was appointed in respect of Orckit at the request of a creditor, and Orckit subsequently underwent a court-approved debt restructuring. In March 2017, the liquidator filed a petition in the District Court of Tel Aviv against former directors and officers of Orckit, including Messrs. Tamir and Paneth, and Orckit's professional liability insurer, seeking civil monetary damages.

                Dr. Dror Melamed. Dr. Dror Melamed has more than 20 years of experience in senior executive management positions in the biopharmaceutical industry. He currently serves as Chief Executive Officer of Tarom Innovative Technologies, a private company investing in and developing various life science-related products and technologies. From 1995 [to 2018], he served in senior executive roles at InSight Biopharmaceuticals, which focuses on the development, manufacturing and commercialization of innovative biopharmaceuticals, biosimilars and sophisticated generics. Dr. Melamed holds a Ph.D. in molecular and cellular biology from the Faculty of Virology at the Weizmann Institute of Science and an M.B.A. from Bar-Ilan University.

Required Approval

                Under the Israeli Companies Law (the “Companies Law”), the election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

                It is proposed that at the Meeting the following resolutions be adopted:

                “RESOLVED, that Izhak Tamir be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

                “RESOLVED, that Eric Paneth be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

                “RESOLVED, that Dr. Dror Melamed be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected, and be paid the compensation set forth in the Proxy Statement.”

                The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of External Directors

Under the Companies Law, companies like us incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if (i) the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation  (as such term is defined in the Companies Law) with the company, any controlling shareholder thereof, or any affiliate thereof, or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In addition, no person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The initial term of an external director is three years and may be extended for up to two additional three year terms. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all the external directors.

At the Meeting, shareholders will be asked to re-elect Dr. Rami Skaliter as an external director for a second term of three years. At the Meeting, shareholders will also be asked to elect Dr. Shlomzion Shen as an external director for an initial term of three years. Ms. Liat Hadad has served as one of our external directors for three terms of three years each and (as described above) cannot be re-elected at this time for an additional term as an external director.

Our external directors will each be paid cash compensation pursuant to applicable regulations under the Companies Law. In 2018, this amounted to NIS 60,000 (approximately $16,215) per year and NIS 2,009 (approximately $540) per meeting. Our external directors will also receive the equity compensation described in Item 3 below (if such Item is approved). Commencing with the Meeting, if Item 3 is approved, the amount of cash compensation payable to our external directors will be decreased to NIS 57,000 (approximately $15,400) per year, taking into consideration the value attributed to the equity compensation based on the Black-Scholes option pricing formula. They will be covered by the Company's D&O liability insurance policy and will receive D&O indemnification and exemptions agreements in the form approved in the past by our shareholders.

A brief biography of each nominee is set forth below:

Dr. Rami Skaliter. Dr. Rami Skaliter has served as one of our external directors since January 2016. He currently serves as the Chief Executive Officer of Cell Cure Neurosciences, Inc.  From 1995 to 2017, he served in various executive roles at Quark Pharmaceuticals since 1995, including Vice President and Executive Vice President of Research & Development and Chief Operating Officer. Under his leadership, Quark’s research and development unit generated most of its current product pipeline. Dr. Skaliter holds a B.Sc. in biology from the Ben-Gurion University and an M.Sc. and Ph.D. in biochemistry at the Weizmann Institute in Israel. He specialized in the biochemistry of replication and mutagenesis mechanisms. From 1993 to 1995, Dr. Skaliter completed a post-doctoral fellowship at Stanford University.

Dr. Shlomzion Shen. Dr. Shlomzion Shen has served as co-founder and Chief Executive Officer of Seevix Material Sciences, which develops high-strength fibers, since 2014 and as an independent director of Insuline Medical (TASE) since October 2018. From 2013 to 2014, she served as the Chief Executive Officer of Medaware, a healthcare IT company. From 2012 to 2013, she worked as an independent consultant in the life science industry. From 2010 to 2012, she served as Chief Executive Officer of Fluonic, a medical device company that develops infusion systems. From 2007 to 2009, she served as the Director of Business Development of Protalix Biotherapeutics (AMEX). Dr. Shen holds a Ph.D. in Biotechnology from Bar Ilan University, where she lectured from 1994 to 2001, and an M.B.A. in Business from Tel Aviv University.

Required Approval

                The election of an external director requires the affirmative vote of the holders of a majority of the outstanding shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed two percent of the outstanding voting rights in the Company. According to the Companies Law, for this purpose, “control” means the ability to direct the Company's activities, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

                The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the law offices of Goldfarb Seligman & Co. at +972-3-608-9839 for guidance on how to vote or, if you hold your shares in “street name” you may ask the representative managing your account to make such contact.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Dr. Rami Skaliter be elected to a three-year term as external director of the Company, commencing immediately.”

“RESOLVED, that Dr. Shlomzion Shen be elected to a three-year term as external director of the Company, commencing immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 - Approval of a Grant of Options to Four Directors

In order to attract highly qualified directors, as an incentive for their efforts and to align their interests with those of our shareholders, the Company’s Compensation Committee and Board of Directors have approved, subject to shareholder approval of this proposal and of the election of the applicable nominee, to grant to each of the directors (other than Mr. Tamir, our Chairman of the Board) options to purchase 20,000 Ordinary Shares under the Tikcro 2003 Stock Option Plan, as amended (the “Plan”), at an exercise price equal to the “Market Value” (as defined below) (the “Options”).

The above-proposed equity grant is recommended by our Compensation Committee and our Board after considering the guidelines of our Compensation Policy and other factors pursuant to the Companies Law, and taking into consideration a benchmark with respect to compensation granted to members of boards of directors of comparable companies. The Company’s compensation policy authorizes equity grants to members of the Board of Directors of the Company. Granting equity compensation to external directors is permitted by the regulations promulgated under the Companies Law, subject to certain conditions.

If approved by our shareholders at the Meeting, the equity awards will be granted under the Plan on the date of the Meeting. The exercise price of the Options will be equal to the average closing price per share of one Ordinary Share as quoted by OTC Markets during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).  One-third (1/3) of the Options will vest commencing as of the first anniversary of the date of grant (which will be the date of the Meeting) and the remaining Options shall vest in 12 equal three-month installments over the 36 months thereafter, provided that the applicable director is still a director of the Company on the applicable vesting date. The Options will have a term of seven years from the date of grant. All of the terms of the Options not specifically set forth herein shall be in accordance with the Plan.

The grant of equity-based awards to directors of the Company requires shareholder approval pursuant to the Companies Law. The Board of Directors believes that this proposal is in the best interest of the Company, as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.  In addition to the proposed equity compensation discussed above, each of the Company's directors (including external directors) will be entitled to receive cash compensation as described above in Items 1 or 2, as applicable.

Required Approval

The approval of director compensation that is consistent with the Company’s compensation policy requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the proposed grant of Options to four directors pursuant to the terms set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Approval of an Amendment to the Compensation Terms of
 our Chief Executive Officer

At the Meeting, you will be asked to approve an amendment to the employment terms of our Chief Executive Officer, Mr. Aviv Boim. Mr. Boim joined Tikcro in 2008 and has served as our Chief Executive Officer since 2010. According to his employment agreement, Mr. Boim is entitled to a gross monthly salary of $10,000, plus customary benefits such as managers' insurance and study fund, and a monthly payment toward car expenses of up to NIS 3,750 (approximately $1,000).  The employment agreement also provides for a carry fee of 4% of the cash proceeds (subject to adjustment), if any, received by the Company from the disposition of any securities in portfolio companies less the amount paid by the Company for such disposed securities. (The Company does not currently hold securities in any portfolio companies.) The employment agreement provided for the grant of stock options in December 2014, which options will be fully vested in December 2018. The proposed change is to increase Mr. Boim's gross monthly salary to NIS 44,250, (approximately $11,960), plus customary benefits such as managers' insurance and study fund, and a monthly payment toward car expenses of up to NIS 3,750 (approximately $1,000).

Pursuant to the Israeli Companies Law, any public Israeli company that seeks to approve compensation terms of its chief executive officer (subject to certain exceptions) is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order, and such terms must be consistent with the company's compensation policy. Our Compensation Committee and Board of Directors have approved the proposed change as consistent with our compensation policy. The Compensation Committee based its recommendation on a comparison of CEO compensation of comparable companies, which was prepared by an independent consultant. Our Compensation Committee noted Mr. Boim's efforts on behalf of the Company in driving the Company's successful research and development of an antibody plan and for measures taken to protect the Company's intellectual property rights. Our Compensation Committee and Board of Directors believe that this proposal is in the best interests of the Company because it brings its CEO's compensation more in line with customary cash compensation in the industry.

Required Approval

Under the Companies Law, the compensation of a chief executive officer requires the affirmative vote of the holders of a majority of the outstanding shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the resolution are voted in favor of the proposal; or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed two percent of the outstanding voting rights in the Company. According to the Companies Law, even if the shareholders do not approve the proposed terms of CEO compensation, our Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed compensation and taking into account the opposition of the shareholders, among other things.

The enclosed form of proxy includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter arising from connections with a controlling shareholder. Please see the voting instructions in Item 2 above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amendment to the employment agreement of our Chief Executive Officer, Mr. Aviv Boim, with the Company described in Item 4 of the Proxy Statement is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 – Appointment of Independent Auditors

              At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 6 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2017 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 30, 2018.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

                This item will not involve a vote of the shareholders.

          OTHER BUSINESS

          Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  December 13, 2018